As filed with the Securities and Exchange Commission on June 21, 2021.

1934 Act File No. 1-10882

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

TRANSAMERICA 401 (K) RETIREMENT SAVINGS PLAN

6400 C STREET

CEDAR RAPIDS, IOWA 52499

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

P.O. Box 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the Transamerica 401(k) Retirement Savings Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Transamerica 401(k) Retirement Savings Plan

Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2020

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Transamerica 401(k) Retirement Savings Plan (the Plan) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Transamerica 401(k) Retirement Savings Plan as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Cedar Rapids, IA
June 18, 2021

We have served as the Plan’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Plan Participants of Transamerica 401(k) Retirement Savings Plan

Opinion on the Financial Statement

We have audited the statement of net assets available for benefits of Transamerica 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2019, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on out audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, IL
June 26, 2020

We served as the Plan’s auditor from 2014 to 2020.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2020	2019
Assets
Investments at fair value	$1,798,950	$1,544,191
Insurance contract at contract value	525,412	453,474
Notes receivable from participants	22,974	23,301
Receivables	55	—

Total assets	2,347,391	$2,020,966

Liabilities
Other liabilities	229	—

Total liabilities	229	—

Net assets available for benefits	$2,347,162	$2,020,966

See Notes to Financial Statements.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

Year Ended December 31, 2020

(Dollars in thousands)

Changes in net assets attributed to
Investment income
Net appreciation in fair value of investments	$333,166
Dividends and interest	29,220

Total investment income	362,386
Interest income on notes receivable from participants	1,060
Contributions:
Employer	22,591
Participants	65,139
Rollovers	13,406

Total contributions	101,136
Benefits paid to participants	(137,658)
Other expenses	(728)

Change in net assets	326,196

Net assets available for benefits at beginning of year	2,020,966

Net assets available for benefits at end of year	$2,347,162

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1. Description of Plan

The following description of the Transamerica 401(k) Retirement Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of Transamerica Corporation (the “Company”, “Plan Administrator”). The Company is an indirect wholly-owned subsidiary of Aegon N.V., a limited liability share company organized under Dutch law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 401(a) of the Code. The Trustees for the Transamerica 401(k) Retirement Savings Trust are responsible for the oversight of the Plan.

Eligibility

Each eligible employee classified as a regular, full or part-time employee is immediately eligible to participate in the Plan. Each eligible employee classified as a Transamerica Agency Network Employee, intern, temporary employee, or on-call employee is eligible to participate as of the entry date that coincides with or next follows the completion of six months of continuous service. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either the employee’s initial 12-month period of service or any plan year.

Plan Amendments

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into federal law. The CARES Act enables employers to make certain options available to their employees. The Company will amend the Plan effective in 2020 to provide for distribution and loan relief under the CARES Act. In addition, amendment will be made to reflect a change in the Qualified Default Investment Alternative (“QDIA”) to target dates funds, to replace some investment options and to add new investment options, all to be effective January 1, 2020. Effective July 7, 2019, the Company amended the Plan to fully vest all Participants who had a termination of employment as a result of their employment transitioning to Long Term Care Group, Inc. or any of its controlled group members.

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 100% of annual compensation to the Plan, subject to certain limits. Participants make deferral contribution elections by accessing their account on-line or contacting Transamerica Retirement Solutions (“TRS”). The Plan automatically enrolls Participants, not including Transamerica Agency Network Employees, who have not made an affirmative contribution election at a deferral rate of 3%, 30 days following the date they become eligible to participate. The deferral rate of automatically enrolled participants is automatically increased by 1% each year to a maximum of 10%. Participants may change their deferral rate or opt out of the Plan at any time. Subject to the consent of the Plan Administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s investment options.

The Plan accepts transfers of net assets from the Transamerica Pension Plan and other qualified plans at fair value at the date of transfer.

Participant Accounts

Participants’ accounts may consist of (a) participant contributions, (b) employer contributions, (c) rollover contributions, (d) transfers from other plans, (e) loans, and (f) earnings (losses) on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts each scheduled pay day. The Plan allocates investment income (loss) to participants’ accounts daily based on their investment in each fund.

Participants have the right to direct the investments within their plan accounts. They may allocate their investments among a variety of investment options. Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds. The Company uses BlackRock LifePath Index CIT – Class 2 as the Plan’s QDIA. Accounts of participants who do not affirmatively elect investment options for their account will be invested in the appropriate BlackRock LifePath Index CIT based on the year the participant reaches age 65. Participants may elect out of the QDIA at any time.

Vesting

The Plan fully vests participants’ before tax and Roth contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $828 were used to reduce employer contributions for the years ended December 31, 2020.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balance.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. Participants or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan, within limitations, also permits partial distributions of account balances. Hardship withdrawals are permitted as outlined in the Plan Document.

Participant Loans

Participants may borrow from their accounts in increments of $1 up to a maximum equal to the lesser of 1) $50 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding loan balance on the day of the loan or 2) 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through payroll deductions. If a participant terminates employment with the Company, the participant may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid in accordance with the terms of the Plan, a participant will have a period of three months following the end of the calendar quarter in which the participant terminates employment or ceases making payments to repay the outstanding principal loan balance. At December 31, 2020, the interest rate range for outstanding participant loans ranged from 3.25% to 9.25% with maturity extending through 2040.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Financial Statements are prepared on an accrual basis of accounting, in conformity with United States generally accepted accounting principles (“US GAAP”).

Use of Estimates

The preparation of Financial Statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts in the Financial Statements and accompanying notes. Actual results could differ from those estimates.

Current Accounting Guidance

Accounting Standards Update (“ASU”) 2017-08, Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization Purchased Callable Debt Securities

In March 2017, the Financial Accounting Standards Board (“FASB”) 2017-08, Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization Purchased Callable Debt Securities. This Update amends the amortization period for certain purchased callable debt securities held at a premium. The amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2019. The Plan adopted this ASU on January 1, 2020. Adoption of this ASU did not have a material impact on its Financial Statements or disclosures.

ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in this Update improve the effectiveness of disclosures about fair value measurements required under ASC 820 for recurring and nonrecurring fair value measurements by removing, modifying, and adding certain disclosures. The amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2019. The Plan adopted this ASU on January 1, 2020. Adoption of this ASU did not have a material impact on its Financial Statements or disclosures.

Investments

The Plan’s investments consist of separately managed accounts, a self-directed brokerage account, common collective trusts, mutual funds, and Aegon N.V. common stock, which are reported at estimated fair value. A portion of the investments in the common collective trusts are in a TRS Collective Trust. The self-directed brokerage account investment is referred to as the Personal Choice Retirement Accounts (“PCRA”). The Plan also invests in a fully benefit-responsive Guaranteed Income Contract (“GIC”) with Transamerica Financial Life Insurance Company (“TFLIC”), which is accounted for at contract value. TFLIC and TRS are affiliates of the Company within the meaning of Sections 401(b) and 414(c) of the Code.

Personal Choice Retirement Accounts (“PCRA”)

The PCRA is a self-directed brokerage account that is comprised of investments such as common stock, mutual funds, unit trusts, money markets and other investments. The fair value of equity securities, mutual funds, U.S. Treasuries and unit trusts are valued at Level 1 based on quoted prices in active markets provided by various third party pricing services. The other investments are classified as Level 2 based on trading frequency or other observable inputs information provided by third party pricing services. Purchases and sales are recorded on a trade-date basis.

Common Collective Trusts, Mutual Funds, Separately Managed Accounts and Aegon N.V. Common Stock Fund

The collective trusts, mutual funds, separately managed accounts and Aegon N.V. common stock fund represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts. Common Stock Fund consists of cash equivalents and common stock shares. The cash equivalents consists of short-term investments with original maturities of three months or less. Cash equivalents are primarily valued at amortized cost, which approximates fair value. The Plan values the collective trusts at the NAV as a practical expedient, whereas the mutual funds and separate accounts are valued at NAV (announced by the investment advisor daily) not as a practical expedient and Aegon N.V. Common Stock Fund is valued based on the closing market prices of the underlying securities on the NYSE on each valuation date. Dividend income attributable to Aegon N.V. common stock is accrued on the ex-dividend date. Purchases and sales of investments in all of these funds are recorded on a trade-date basis.

Guaranteed Investment Contract (“GIC”)

The Plan invests in a fully benefit-responsive GIC with TFLIC, where TFLIC maintains the contributions in a general account (“Stable Fund”). TFLIC credits the account with participant contributions and earnings and charges the account for participant withdrawals and administrative expenses. The GIC issuer contractually must repay the principal and a specified interest rate that the issuer guarantees to the Plan.

The Stable Fund consists of stable fund segments based on the date the Stable Fund receives contributions. TFLIC establishes a guaranteed rate of interest for each segment and credits a rate of interest at least equal to the guaranteed rate for that Stable Fund segment until the Stable Fund segment maturity date. On the Stable Fund segment maturity date the guaranteed rate of interest for that Stable Fund segment will expire. Stable Fund segments mature at the end of each calendar year. Upon written notice TFLIC will transfer the amount in that Stable Fund segment to any of the investment funds maintained under the contract. If TFLIC does not receive written notice from the contract holder prior to the Stable Fund segment maturity date, TFLIC will automatically transfer the amount in the Stable Fund segment to a successor Stable Fund segment. Quarterly, TFLIC declares an interest rate for the Stable Fund segment established for contributions received during the quarter and guarantees the interest rate until the end of the calendar year. At the end of the year, the Stable Fund combines the quarterly segments into one segment for that year. Annually, TFLIC declares an interest rate for the Stable Fund segments for each prior year that still has a balance.

The average yields for the Stable Fund are as follows:

	2020	2019
Based on actual earnings	3.51%	3.92%
Based on average interest rate credited to participants	3.32%	3.95%

The GIC is reported at contract value because it meets the criteria of a fully benefit-responsive contract. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Transfers from the Stable Fund elected by the Plan are subject to a market value adjustment. However, transfers from the Stable Fund at a Stable Fund segment maturity date will not be subject to a market value adjustment.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) the Plan no longer constituting a tax qualified plan according to Section 401(a) or 404(a) of the Code; (2) TFLIC determining that it can no longer continue to provide benefits under the contract because of a change in the Plan; (3) TFLIC does not receive deposits as described in the contract for three consecutive contract years; (4) TFLIC receives direction from the Plan to transfer assets outside of the contract, and such outside fund or funding vehicle is not available under the entities listed in the attachment to the contract; (5) deposits are made to any fund that is not included in the contract or is not available under the entities listed in the attachment to the contract; (6) TFLIC is informed that TRS has received, or has given, notice that TRS will no longer be providing services to the Plan; or (7) in the opinion of TFLIC, the Plan violates any provision of the contract. The Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Either the Plan or TFLIC may suspend the contract by giving written notice. Upon receipt of such written notice, the contract is immediately suspended. TFLIC is not permitted to pay or transfer the value of the contract, without consent from the Plan, prior to the scheduled maturity date. Upon suspension of the contract the Plan shall elect, prior to the date of transfer, one of two options regarding payment of the value of the Stable Fund:

(a)	TFLIC will pay the value of each Stable Fund segment on each applicable Stable Fund segment maturity date.

(b)	TFLIC will pay the balance of the Stable Fund to the contract holder or designated payee in a single sum. Any such payment may be subject to a market value adjustment.

Notes Receivable from Participants

The Plan provides for loans to active participants as notes receivable. The Plan treats the loans as a participant directed investment of the participant’s account. The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan. The notes bear interest at a rate established at the time the Plan makes the loan.

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance and accrued interest will be treated as a distribution from the participant’s Plan accounts.

Payment of Benefits

Benefit payments are recorded when paid.

Subsequent Events

The Financial Statements are adjusted to reflect events that occurred between the Statement of Net Assets Available for Benefits date and the date when the Financial Statements are issued, provided they give evidence of conditions that existed at the Statement of Net Assets Available for Benefits date. Events that are indicative of conditions that arose after the Statement of Net Assets Available for Benefits date are disclosed, but do not result in an adjustment of the Financial Statements themselves.

No subsequent events have been identified that require disclosure or adjustment to the Financial Statements.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities have various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably certain that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3. Fair Value Measurements and Fair Value Hierarchy

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a three-level fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into the three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the Plan bases the category level on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset. Level 2 inputs include the following:

a)	Quoted prices for similar assets in active markets

b)	Quoted prices for identical or similar assets in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements includes those in which there is little, if any, market activity for the assets. Therefore, the Plan must make assumptions about inputs that a hypothetical market participant would use to value the assets.

The following tables present the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2020 and 2019:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Common stock fund (a)	$141,951	$3,631	$—	$145,582
Mutual funds (b)	631,983	—	—	631,983
Self-directed brokerage account (c)	93,387	15,212	—	108,599
Investments measured at NAV (d)	—	—	—	912,786

Total assets	$867,321	$18,843	$—	$1,798,950

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Common stock fund (a)	$33,778	$786	$—	$34,564
Mutual funds (b)	590,919	—	—	590,919
Self-directed brokerage account (c)	67,645	10,212	—	77,857
Investments measured at NAV (d)	—	—	—	840,851

Total assets	$692,342	$10,998	$—	$1,544,191

(a)

The Common stock fund includes both the Employers Stock Fund as well as other Common stock funds held. The fair value of the assets of the Common stock fund is determined using quoted prices in active markets for common shares and is classified as Level 1. Cash equivalents including short-term investments are carried at amortized cost, which approximates fair value, and are classified as Level 2, unless the cash equivalent received a vendor price at which point it is classified as Level 1.

(b)	Mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(c)

In accordance with ASU No. 2015-12 Subtopic 962-325, investments measured using fair value in the Statement of Net Assets Available for Benefits or in the notes shall be presented by general type. Self-directed brokerage accounts are considered a general type and are presented as one line item for both December 31, 2020 and 2019. The fair value of assets determined using identical assets in an active market are classified as Level 1. Assets carried at amortized cost, which approximates fair value, are classified as Level 2.

(d)

Amounts are comprised of certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy in accordance with Subtopic 820-10. NAV is provided by the fund managers, is not quoted in an active market and these investments do not have lockup periods.

The following table summarizes investments for which fair value is measured using the net asset per share practical expedient.

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Investments measured at NAV
Common Collective Trust	$912,785	None	Daily	None

Total investments measured at NAV	$912,785

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Investments measured at NAV
Common Collective Trust	$20,744	None	Daily	None
TFLIC Separate Accounts	820,107	None	Daily	None

Total investments measured at NAV	$840,851

The Plan recognizes transfers between levels at the beginning of the year. During 2020 and 2019, there were no transfers between Levels 1 and 2.

4. Income Tax

The Plan received a favorable determination letter (December 11, 2013) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan must operate in conformity with the provisions of the Plan and the Code to maintain its qualification. The Plan Administrator has indicated that it will take necessary steps to bring any Plan operational defect, if any, into compliance with the Code. The Plan has been amended subsequent to receiving the favorable determination letter. However, the Plan Administrator believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The Plan recognizes the Financial Statement effects of a tax position when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Financial Statements and does not believe this position will change in the next twelve months. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Section 6501 of the Code imposes a three-year limitation period on assessment of additional taxes. As a result, the Plan is no longer subject to income tax examinations for tax years prior to 2017.

5. Parties-in-Interest Transactions

The Company and its affiliate, TRS, provide all administrative services at no charge to the Plan. The Company does not determine the cost of its services.

The Plan invests in shares of Aegon N.V. common stock and at December 31, 2020 and 2019, the Plan held 7,408,560 and 7,456,495 shares with a cost basis of $79,191 and $88,730, respectively. During the year ended December 31, 2020, the Plan recorded dividend income from Aegon N.V. common stock of $457. During the year ended December 31, 2020, there were $2,746 of purchases and $3,631 of sales of Aegon N.V. common stock.

At December 31, 2020 and 2019, the Plan had invested $0 and $820,107, respectively in TFLIC Separate Accounts, $667,850 and $20,744, respectively in the TRS Collective Trust and $525,412 and $453,474, respectively in the Stable Fund and $29,264 and $33,778, respectively in Aegon stock. During the year ended December 31, 2020, there were $8,990 of purchases and $832,288 of sales of TFLIC Separate Accounts, $644,148 of purchases and $179,467 of sales of the TRS Collective Trust and $247,390 of purchases and $175,489 of sales of the Stable Fund.

These investment transactions involving funds administered by Wells Fargo Bank N. A. and State Bank and Trust Company as custodians of the Plan are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 401(b) of ERISA and the regulations promulgated thereunder.

The net appreciation in fair value of investments reflected on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020 for Aegon N.V. common stock, TFLIC Separate Accounts, and TRS Collective Trust were ($3,566), $3,198, and $182,425, respectively. Interest reflected on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020 for the Stable Fund was $17,184. Notes receivable from participants are considered parties-in-interest transactions.

SUPPLEMENTAL SCHEDULE

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

As of December 31, 2020

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current Value
Unallocated insurance contract - general account	Deposits in unallocated contracts in general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund		**	$525,412
Collective Trusts
Prudential	Prudential Core Plus Bond		**	124,691
Columbia	Columbia Trust Contrarian Core Instl 1		**	120,245
Transamerica Retirement Solution Corporation *	International Equity CIT		**	83,540
Transamerica Retirement Solution Corporation *	Large Growth Fund CIT		**	350,204
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2025 CIT Class2		**	33,513
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2030 CIT Class2		**	36,877
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2035 CIT Class2		**	35,967
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2040 CIT Class2		**	36,793
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2045 CIT Class2		**	29,112
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2050 CIT Class2		**	23,311
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2055 CIT Class2		**	13,582
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2060 CIT Class2			3,984
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index 2065 CIT Class2		**	840
Transamerica Retirement Solution Corporation *	BlackRock Lifepath Index Retirement CIT Class2		**	20,127

Total Collective Trusts				912,786

Investments held in Separately Managed Accounts Company Stock Fund
Aegon N.V. *	Shares of common stock - 7,408,560		**	29,264
Managed by Wells Fargo Inst Retirement and Trust *	Short-term investment fund		**	860

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

As of December 31, 2020

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current Value

Atlanta Capital High Quality SMID Sep Acct
State Street	Short-term investment fund		**	2,771
ACUITY BRANDS INC	Common Stock - 13,796 shares		**	1,671
AFFILIATED MANAGERS GROUP	Common Stock - 20,231 shares		**	2,058
APTARGROUP INC	Common Stock - 23,254 shares		**	3,183
ARAMARK	Common Stock - 91,888 shares		**	3,536
BIO RAD LABORATORIES A	Common Stock - 1,773 shares		**	1,034
BIO TECHNE CORP	Common Stock - 6,524 shares		**	2,072
BLACKBAUD INC	Common Stock - 31,231 shares		**	1,798
BOOZ ALLEN HAMILTON HOLDINGS	Common Stock - 15,907 shares		**	1,387
BROADRIDGE FINANCIAL SOLUTIO	Common Stock - 14,911 shares		**	2,285
BROWN + BROWN INC	Common Stock - 39,941 shares		**	1,894
BURLINGTON STORES INC	Common Stock - 7,234 shares		**	1,892
CACI INTERNATIONAL INC CL A	Common Stock - 10,339 shares		**	2,578
CARLISLE COS INC	Common Stock - 27,117 shares		**	4,235
CDW CORP/DE	Common Stock - 5,858 shares		**	772
CHOICE HOTELS INTL INC	Common Stock - 24,049 shares		**	2,567
COLUMBIA SPORTSWEAR CO	Common Stock - 27,911 shares		**	2,439
DECKERS OUTDOOR CORP	Common Stock - 2,053 shares		**	589
DENTSPLY SIRONA INC	Common Stock - 51,461 shares		**	2,695
DOLBY LABORATORIES INC CL A	Common Stock - 15,353 shares		**	1,491
DONALDSON CO INC	Common Stock - 21,251 shares		**	1,188
ENVISTA HOLDINGS CORP	Common Stock - 106,086 shares		**	3,578
FACTSET RESEARCH SYSTEMS INC	Common Stock - 2,895 shares		**	963
FAIR ISAAC CORP	Common Stock - 1,795 shares		**	917
FLIR SYSTEMS INC	Common Stock - 25,982 shares		**	1,139
FRONTDOOR INC	Common Stock - 22,706 shares		**	1,140
GARTNER INC	Common Stock - 18,295 shares		**	2,931
GRACO INC	Common Stock - 18,358 shares		**	1,328
HENRY SCHEIN INC	Common Stock - 12,135 shares		**	811
HEXCEL CORP	Common Stock - 47,566 shares		**	2,307
HUNT (JB) TRANSPRT SVCS INC	Common Stock - 24,400 shares		**	3,334
IAA INC	Common Stock - 39,759 shares		**	2,584
IDEX CORP	Common Stock - 8,787 shares		**	1,751
JACK HENRY + ASSOCIATES INC	Common Stock - 7,205 shares		**	1,167
JONES LANG LASALLE INC	Common Stock - 13,986 shares		**	2,075
KIRBY CORP	Common Stock - 24,415 shares		**	1,266
LANDSTAR SYSTEM INC	Common Stock - 13,704 shares		**	1,846
LENNOX INTERNATIONAL INC	Common Stock - 7,434 shares		**	2,037
LKQ CORP	Common Stock - 36,069 shares		**	1,271
MANHATTAN ASSOCIATES INC	Common Stock - 20,946 shares		**	2,203
MARKEL CORP	Common Stock - 2,210 shares		**	2,284
MORNINGSTAR INC	Common Stock - 9,436 shares		**	2,185

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

As of December 31, 2020

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current Value
NORDSON CORP	Common Stock - 11,845 shares		**	2,380
POOL CORP	Common Stock - 1,725 shares		**	643
PROSPERITY BANCSHARES INC	Common Stock - 22,579 shares		**	1,566
RPM INTERNATIONAL INC	Common Stock - 29,296 shares		**	2,660
SEI INVESTMENTS COMPANY	Common Stock - 45,035 shares		**	2,588
SERVICE CORP INTERNATIONAL	Common Stock - 21,929 shares		**	1,077
TELEFLEX INC	Common Stock - 2,642 shares		**	1,087
TERMINIX GLOBAL HOLDINGS INC	Common Stock - 63,010 shares		**	3,214
TRANSUNION	Common Stock - 13,910 shares		**	1,380
TRIMBLE INC	Common Stock - 29,554 shares		**	1,973
ULTA BEAUTY INC	Common Stock - 7,748 shares		**	2,225
UMPQUA HOLDINGS CORP	Common Stock - 76,466 shares		**	1,158
WEX INC	Common Stock - 22,470 shares		**	4,573
WOODWARD INC	Common Stock - 8,008 shares		**	973
WR BERKLEY CORP	Common Stock - 70,902 shares		**	4,709

Total Investments held in Separately Managed Accounts				145,582

Mutual funds
International stock fund - Fidelity	Fidelity Total Intl Index Instl Premium		**	39,595
Domestic stock fund - Fidelity	Fidelity 500 Index Instl Premium		**	441,030
Domestic stock fund - Fidelity	Fidelity Extended Market Index Instl Premium		**	89,171
Domestic stock fund - Fidelity	Fidelity US Bond Index Instl Premium		**	33,613
Domestic stock fund - Vanguard	Vanguard Inflation Protected Secs Instl		**	28,574

Total mutual funds				631,983

Other
Personal choice retirement account	Self-directed brokerage account		**	108,599
Notes receivable from participants*	Loans to participants with maturities through 2040 and interest rates ranging from 3.25% to 9.25%			22,974

Total investments				$2,347,336

*	Indicates parties-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Christopher T. Ashe
Christopher T. Ashe
Executive Vice President, Chief Financial Officer

June 18, 2021